EXHIBIT 99.1

Student Transportation Inc. Resets Senior Credit Facility, “Calls” Convertible and Senior Notes with New Issues at Lower Rates, and Extends Maturities

Resets Majority of Debt Structure through Multiple Transactions

BARRIE, Ontario, July 27, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI or Company) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, announced today that it has entered into two transactions: an amended and increased senior credit facility with a new five-year term, a portion of which will be used to repurchase its outstanding Senior Secured Notes plus the “call”; and refinance one of its subordinated convertible debentures, also lowering total interest expense for the Company.

The amended and restated revolving line of credit increases commitments from banks from the current $225 million to $340 million (US$290 million plus C$50 million), and has been extended for a five-year period, now expiring in July 2021. The revolving line of credit is available to the Company on an “as needed” basis for general working capital and growth. At fiscal year end the Company had approximately $120 million outstanding on the line. The new credit facility also includes the current $100 million "accordion feature", providing access to additional debt commitments if needed. STI was able to maintain the low market rate package and financial covenants negotiated in 2014, while gaining more favorable terms with respect to certain other covenants in the agreement. Two new banks entered the syndicate and all seven of the existing banks re-committed to the deal, with six of the seven banks increasing their commitment levels.

The Company said it intends to use drawings under the Credit Agreement to repurchase the $35 million (USD) 4.246% Senior Secured Notes maturing in November 2016 currently outstanding. This will result in interest cost savings of up to $700,000 annually; by folding that amount into the new facility which increases incremental cash flow and creates fewer administration issues.

“Utilizing a portion of the new, increased credit facility to refinance the higher priced senior notes was one of the first items on our agenda. With market conditions favorable for companies like ours, we decided to see if there was a way to lower our interest expense and secure significantly more dry powder to fuel our growth while, at the same time, extend the majority of our debt maturities,” stated STI Chairman and CEO, Denis Gallagher. “We were very pleased with the tremendous support from our longstanding bank group, led by BMO Harris Bank, which has been our senior credit facility agent since I started the Company 19 years ago. The new credit facility was significantly oversubscribed and demonstrates our strong credit profile and the credit market’s confidence in our stable, predictable business model and strategy.”

As was also announced earlier today, STI entered into a bought deal transaction in Canada to issue $85 million (CAD) in 5.25% convertible unsecured subordinated debentures, the proceeds of which will be used to call and redeem the Company’s existing $60 million (USD) 6.25% convertible unsecured subordinated debentures (STB.DB.U) due June 30, 2018. With current currency exchange rates, the transaction will be approximately “net debt neutral” for the Company, and the Company will realize a 100 basis point reduction in the interest rate, saving it approximately an additional $600,000 in interest annually. The convertible subordinated debentures will not be or have not been registered under the United States Securities Act or any state securities laws, and will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

“Together, these three transactions will lower our total annual interest expense by approximately $1.3 million (USD) annually and extend the maturities of a substantial portion of our debt structure for five years,” added Gallagher. “Putting in new long-term debt coupled with our continued access to low-cost leasing versus accessing equity capital markets for growth keeps us ahead of the curve and provides us an extended runway to continue to execute on our growth strategy across both our core contracted school transportation business as well as our newly developed Managed Services Group for years to come.”

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Investor contacts:

Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com

Patrick Walker
Chief Financial Officer
pwalker@ridesta.com